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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF OCTOBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F     X    Form 40-F
                          -------           -------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes         No    X
                  -------     -------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]

                             NEWS RELEASE
                         FOR IMMEDIATE RELEASE
                         ---------------------

                         CNH TO PARTICIPATE IN DEPARTMENT OF COMMERCE TRADE MISSION TO RUSSIA

                         U.S. SECRETARY OF COMMERCE DON EVANS ANNOUNCED FRIDAY HE WILL LEAD THE FIRST BUSH ADMINISTRATION TRADE MISSION. CNH GLOBAL N.V. (NYSE: CNH) PRESIDENT AND CHIEF EXECUTIVE OFFICER PAOLO MONFERINO WILL PARTICIPATE.


            For more     LAKE FOREST, Ill. (October 10, 2001) - "Through our
information contact:     Case IH and New Holland agricultural equipment, CNH is
    Jeffrey T. Walsh     the largest Western supplier of agricultural machinery
     Media Relations     to the Commonwealth of Independent States with over
    (1) 847 955 3939     12,000 pieces of equipment currently in operation. Both
                         Case IH and New Holland have worked with farmers in Russia to increase productivity and profitability and I am honored to be among those selected for this trade mission," said Paolo Monferino, CNH president and chief executive officer.

                         In the 1990s, the company recognized a mutually beneficial opportunity in the Russian agricultural market. Case IH and the Russian government have an agreement through Declaration of Intent, whereby the company outlined its strategy to contribute significantly to the growth of the Russian agricultural industry. Equipment sales to Russia last year totaled $46.9 million.

                         As a result of its joint venture company in Uzbekistan to assemble cotton pickers, Case IH has grown to be the largest single Western brand offering a range of agricultural machinery in Russia and the CIS.

                         New Holland won its first contract, for 100 combine harvesters, with Ukraine in 1996 and later exported combines to Russia, thanks to financing made possible by the European Export-Import Bank.

                         At present, tractors and combines are not available in sufficient quantity to permit the most efficient use of Russia's vast agricultural resources. This situation is expected to change substantially as a result of various CNH partnerships to assemble, distribute and eventually manufacture agricultural equipment in Russia.

                         CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction


                         - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -


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                         equipment, and has one of the industry's largest
                         equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.


                                                ###










                         - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -
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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                              CNH Global N.V.



                                              By: /s/ Debra E. Kuper
                                                  ------------------------------
                                                      Debra E. Kuper
                                                      Assistant Secretary


October 10, 2001